

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

<u>Via Email</u>
Christian Soderquist, Chief Executive Officer
OCTuS, Inc.
2020 Research Drive
Davis, California 95618

      Re: OCTuS, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Forms 10-Q for Fiscal Quarters Ended
              September 30, 2010 and March 31, 2010
              File: 000-21092

      We issued a comment letter to you on the above captioned filings on January 26, 2011 in connection with our review of your periodic reports. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 8, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by April 8, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

              Sincerely,

              /s/ James Lopez (for)

              John Reynolds
              Assistant Director